UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 31, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON ESTIMATED PROFIT DECREASE FOR THE YEAR 2018

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the Inside Information Provisions in Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company (the “Board”) confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

I.	RESULTS ESTIMATE FOR THE PERIOD

(1)	Results estimate period

1 January 2018 to 31 December 2018

(2)	Results estimate

1.

Based on the preliminary estimates of the Company made in accordance with the China Accounting Standards for Business Enterprises, the net profit attributable to the equity holders of the Company for the year 2018 is expected to be RMB2.6 billion to RMB3.0 billion, representing a year-on-year decrease of 53% to 59%. Detailed results will be disclosed in the 2018 annual report of the Company.

2.

The net profit attributable to the equity holders of the Company after deducting non- recurring gains and losses is expected to be RMB1.68 billion to RMB2.0 billion, representing a year-on-year decrease of 55% to 63%.

3.	The financial information involved in this results estimate announcement has not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR (1 JANUARY 2017 TO 31 DECEMBER 2017)

(1)

For the year 2017, the net profit attributable to the equity holders of the Company amounted to RMB6.352 billion; the net profit attributable to the equity holders of the Company after deducting non-recurring gains and losses amounted to RMB4.493 billion.

(2)	For the year 2017, basic earnings per share of the Company amounted to RMB0.4391.

III.	MAJOR REASONS FOR THE ESTIMATED PROFIT DECREASE

In 2018, under the premise of ensuring safe operation, the Company strengthened marketing, improved service quality and actively explored external cooperation. All reform measures were promoted in order and all production and operation indicators were enhanced steadily. However, due to the rise in annual average aviation fuel prices, the Company’s aviation fuel costs in 2018 increased significantly; the depreciation of RMB during the reporting period resulted in an exchange loss of the Company in 2018 (as compared to an exchange gain for the corresponding period last year). In addition, the Company recorded an investment gain of approximately RMB1.754 billion in 2017 due to the transfer of 100% equity interests of Eastern Air Logistics Co., Ltd, while there was no such investment gain in 2018.

IV.	RISK ALERT

The Board hereby cautions investors that the results estimate of the Company set forth above represents a preliminary estimate based on the China Accounting Standards for Business Enterprises and has not been audited. Exact figures are subject to the disclosure to be made in the 2018 annual report of the Company. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company and be mindful of risks associated with their investments.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 30 January 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non- executive Director) and Yuan Jun (Employee Representative Director).

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